As filed with the Securities and Exchange Commission on  August 10, 1999
                                                     Registration No. 000-26307


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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                           FORM 10-SB/Amendment No. 3


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                                NETGEN 2000, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Florida                                      65-0873448
-------------------------------            ------------------------------------
(State or other jurisdiction of            (IRS Employer Identification Number)
incorporation or organization)

224 Datura Street, Suite 402
West Palm Beach, Florida                                    33401
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(Address of principal executive offices)                  (zip code)

(Registrant's telephone number, including area code) (561) 655-5351
                                                     --------------

Securities to be registered pursuant to 12(b) of the Act:

    Title of each class                   Name of each exchange on which
    to be so registered                   each class is to be registered

          n/a                                            n/a
          ---                                            ---

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock; $.01 per share and Warrants
                    -----------------------------------------
                                (Title of Class)

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                                TABLE OF CONTENTS

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . .  . . .    1
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OR PLAN OF OPERATION  . . . . . . . . . . . . . . . . . .  . . .    8
ITEM 3.  DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . .  . . .   12
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT . . . . . . . . . . . . . . . . . .  . . .   12
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS . . . . . . . . . . . . . . . . . . .  . . .   14
ITEM 6.  EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . .. .  .   16
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . .               17
ITEM 8.  DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . .  . . .   17

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS . . . .                19
ITEM 2.  LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . .  . . .   19
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS . . . .              19
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . .  . . .   19
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . . .  . . .   20

                                    PART F/S

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . .  . . .   F1

                                    PART III

ITEM 1.  INDEX TO EXHIBITS . . . . . . . . . . . . . . . . . . . .  . . .   21



Explanatory Note:

     Unless otherwise indicated or the context otherwise requires, all references herein to the "Company", "we" and "our" are to Netgen 2000 Inc., a Florida corporation. The Company is filing this Form 10-SBA voluntarily. The Company's Common Stock has not traded on the OTC Bulletin Board but the Company intends to apply for listing. The Company believes the market for its stock will be enhanced by being a reporting company.

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS.

Company Overview

     Netgen 2000, Inc. was incorporated in Florida in October 1998. We are an internet marketing services company that specializes in designing, creating and marketing cost-effective Internet web and image sites, products and custom software. We strive to provide businesses, of all sizes (our clients), with interactive Internet image sites along with marketing services, to create exposure to vast audiences of prospective consumers. We advertise our web site as a Community Information Center, which offers free information to internet users who click on our web site (our visitors). After accessing the free information, visitors can, if they so desire, contact our client who specializes in the area of interest to the visitor, by typing in their (the visitor's) zip code, which, in turn will bring up the client's image site. Image sites are one page web sites that only consist of web images and text. Client profiles only appear after the image site has been contacted. The image site has no further links.

     Thus, our marketing services, by first offering an array of free information to visitors to our web site, assists clients in enhancing their business enterprise by directing these Internet visitors to the clients' image site - be it health care, legal services, or business - in their local area. In addition, we intend to provide visitors to our web-site with "shopping-cart" access to a variety of health care consumer products. The shopping-cart program is proprietary to the Company, and will not be available to clients. Our e-commerce retail business plan anticipates being setup with "secure socket layer" and will be using "cyber cash" to take orders. Secure Socket Layer or "SSL" is a protocol, i.e., set of rules governing the communication, for securing data transmissions in commercial transactions on the Internet. It provides data encryption, (a message conversion to code), server authentication, and data integrity for client/server communications across the Internet. Cyber cash is software which provides the ability to accept credit card purchases.


     We will also assist clients in improving their Internet presence in the event they offer products, in addition to, services. We use technology for the creation of our web site which increases the chances that the our clients' image sites are seen by an Internet user irrespective of the search engine used. The majority of our current revenues will be derived from custom web and image site design, servicing fees and product advertising.


     We were initially capitalized with a $30,700 investment by our founder, for which 3,000,000 shares of common stock were issued. On March 25, 1999, we conducted a private offering of a maximum of 300,000 units, each Unit consisting of one (1) share of common stock , $.01 par value, and one (1) warrant at an offering price of $1.00 per Unit. As part of the offering we also converted an outstanding convertible debt of $39,000 into 390,000 shares of common stock. We also issued 830,000 options to purchase common stock to certain consultants and authorized the issuance of up to 1,000,000 B warrants for future consultants or broker-dealers


                                       -1-
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from which $8300 has been raised. In total, gross proceeds from the offering as of the date of this filing are $237,300.

     We believe the securities given to the consultants fairly approximates the value of the services performed by them, although no independent third party assessment has been performed. The consulting agreements were executed in January 1999, at a time when the Company had no operations and was still in its planning stages, with limited funds. The consultants assisted the Company in raising early seed money, enabling it to hire attorneys and other professionals. They assisted in structuring the private placement and consulting with legal counsel. They have assisted in enhancing our business concepts including marketing technique and web site appearance. They have and will continue, to introduce the Company into the financial community.

Web Site

     Between October 21, 1998 and March 9, 1999, our web site, Netgen2000.com, experienced more than forty-six thousand (46,000) visitor hits to its entire site. The user profile report was prepared on March 9, 1999 by Webtrends, an internet marketing analysis company.


Business Strategy

     Our mission is to become a predominant service provider within our market niche. The critical success factors are: understanding, developing and applying information technology to the Internet, interactive media markets, and data access and software tools; narrowing market focus while consummating strategic alliances to complement product and service offerings; investing in strategic Internet or interactive media investments or acquisitions and, most importantly, a continued understanding of clients' needs.

     We expect to utilize our expertise in database design/development and project management to create a suite of product and service offerings, that will enable sophisticated direct interactive marketing environments. We believe these new products will enable us to take advantage of the demand for data management services created from the Internet and interactive media, while continuing to grow and invest in the design and development of web sites. Additionally, in fiscal year 1999, the Company plans to continue to develop and refine the products and services of its business, with the goal of increasing revenue as new products are commercially introduced.

     Additionally, we will seek to expand our participation in Internet, and interactive media industries, and increase market share. Key elements of this strategy include:

     * Utilize the Latest Technology Available to the Internet, Including Java, Java Script, Neoweb Script, Tcl/tk and Shockwave, to Achieve Optimum Internet Presence. We will build web sites without the use of HTML editors. While editors often don't support many new additions to the web and use codes designed for one particular kind of web server that could present problems, the Company is adding to the HTML code to enhance its versatility for the web server. We will

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          constantly increase our technological capabilities through the enhancement of existing software and the re-engineering of our proprietary database software in order to allow the our clients greater ability to access, analyze and update their own databases through the use of our services and software.

     * Continue to Enhance And Expand The Company's Products And Services. We intend to invest resources in new business ideas or investments which seek to capitalize on opportunities surrounding the growth of the Internet and the interactive marketing industry. We intend to continue to pursue the growth and development of our technologies and services and continue to introduce products commercially. Additionally, we intend to evaluate new opportunities to further our investment opportunities and also to seek out opportunities to realize increased stockholder value through the acquisition of compatible companies.

     * Provide The Highest Level of Customer Service. We plan to create an Internet presence that adds value to our clients' organizations.

     * Pursue Innovative Advertising Solutions. We are actively seeking to develop innovative ways for advertisers to effectively reach their target audiences through the Internet. We will design and offer customized packages which include the ability to change advertisements quickly and frequently, to link a specific search term to an advertisement, to conduct advertising test campaigns with rapid result delivery and to track daily usage statistics. We are continuing our development of software that will provide it with the ability to target ads based on demographics and usage patterns. In particular, we will use banner ads, E-mail campaign programs, link exchanges, news groups and over three hundred fifty (350) of the most popular search engines. We must emphasize that these advertising concepts are only in the planning stage, and there can be no assurance that these concepts, when and if implemented, will be successful.

     * Cross-sell Products And Services. We are involved in many aspects of the direct marketing sales cycle.

Custom Image Site Development

     We develop high-end custom image sites, encompassing original graphics and innovative layouts. Our business strategy is to develop and design consumer friendly image sites that achieve growth and organizational optimization for our clients by creating more efficient navigation, utilizing interactive databases, and by using technology to increase the likelihood of being found at or near the top of search engines. Activity on our clients' image sites are to be enhanced initially by attracting visitors to the our web site and providing specific and detailed information in the fields of medicine, law and business, at no charge to the visitor. At this point, our web site data will not include or identify our clientele. Visitors may then type in their zip code, and will be linked, by professional or business specialty, to the individual sites of the Company's clients--doctors, health care professionals, lawyers business advisors, etc. in their local area. In other words, data on our web site will only include or list our clients when


                                       -3-
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visitors are searching their local area. Visitors attracted by the latest intelligence in these various fields will be directed to the client's comprehensive profile on their specially designed site. Clients may include pictures, biographical data and personal messages explaining distinctive elements of the client's business (for eg. physicians may include information regarding individuals procedures, new treatments medications, etc.) Only one client image site per specialty per zip code is created. Prospective consumers seeking services in the client's local area will be referred only to that client.


Divisions

     The Company provides medical and legal information free but does not hold itself out as offering nor does it intend to provide legal or medical advise.

          Legal. We develop image sites and products for attorneys and law firms. We expect attorneys and law firms to utilize this division to increase their exposure to prospective clients who are in need of specific specializations. We believe this will also increase likelihood of placement/selection of these legal specializations on search engines.

          Medical. This site is designed to assist visitors in locating quality healthcare providers or specialists in the visitors local or specified area. It will provide valuable information on the practice and will link the visitor to the physician's office to make an appointment for further consultation. Our site covers sixteen (16) different health topics with over one hundred eighty (180) categories of resource information.

          Business. Our Business Guide is a reference guide designed to furnish visitors with easy to use resource information on local businesses in various business categories. Visitors will discover, locate and identify businesses ready to serve them in their local market area by being offered relevant information about the business, including photos of the business, its history, specializations and maps to their location.

The Market

     There are twenty-eight thousand (28,000) zip codes in the United States. There are approximately one hundred eighty (180) health topics, one hundred twenty (120) legal areas and twenty (20) business categories. Currently we offer sixteen (16) medical specialities; eleven (11) law related topics; and seventeen
(17) business topics. The practitioner or business is offered exclusivity for his/her/its particular area or speciality in the zip code of his choosing. In addition, we plan to offer products or product lines associated with these various enterprises.

Growth

     Our growth will largely be influenced by the growth of the Internet. Although estimates vary widely, we are of the opinion that more than three hundred million (300,000,000) persons will be using the Internet by the year 2002 for the purpose of purchasing goods and services.

Products

     Research And Development. We intend to develop and market a variety of Internet related products. This will include both proprietary and non-proprietary products typically

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associated with our three divisions. We are presently exploring the feasibility of offering health related products such as holistic vitamins and supplements, legal forms and software related products. In addition, we believe additional sources of revenue can be derived from advertising and business brokerage. These areas are all characterized by rapid technological development. We believe that our future success will largely depend upon our ability to continue the enhancement of our existing products and services and the development of other products and services which complement existing ones. To date, we have incurred nominal research and development expenses. In order to respond to rapidly changing competitive and technological conditions, we expect to incur significant research and development expenses during the initial development phase of new products and services as well as on an on-going basis with established products.

     Web Server. We intend to develop a proprietary internet server which will provide our clients immediate, constant and efficient access to a web site other than the internet's alternative servers. In time, we intend to become an internet service provider to our clients by providing them with discs or diskettes to access the internet at no additional cost. We are hopeful that this type of offering will help maintain a loyal client base.

     Intellectual Property and Proprietary Rights. The Company regards its technology as proprietary and attempts to protect it by relying on common law trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. However we currently have no patents or patents pending and have not filed for patent protection. Nor do we anticipate that patents will become a significant part of our intellectual property in the future. We intend to enter into confidentiality agreements with respect to our proprietary technology and limit access to, and distribution of our proprietary information.

Marketing Strategy

     Marketing ourselves involves the use of Internet technology. We utilize "search engines", such as IMAST, which has included us on 1300 search engines. A "search engine" is the primary computerized technique used to locate and identify particular web sites or their subject-matter. In addition, we intend to market ourselves through "banner ads" (advertisements which appear on other web sites) and "reciprocal links" (shortcuts enabling the visitor to travel from one web site to another). In addition to the Internet exposure, we will use direct marketing and direct mail, to promote our products particularly to new residents in their local areas. We will also use TV, newspapers ads and target mailers.

Employees

     The Company employs a total of six (6) full-time persons, and two commissioned employees. None of the Company's employees or commission-based personnel are represented by a union and the Company believes its relationship with its employees is very good.

     The Company intends to enter into non-disclosure and non-competition agreements with its key personnel which provide that upon the termination of employment with the Company for any reason, the individual will not compete with the Company for two years. With the exception

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of two senior officers, salaries are not yet fixed. We intend to offer only modest salaries along with incentives based upon revenues.

     Derek Dunn, the Company's president, resigned from his prior employer on May 1, 1999, and will be employed on a full-time basis.

Impact of Year 2000

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We believe our operations are Year 2000 compliant. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware, and hardware may lead to lawsuits against us. The outcomes of any such lawsuits and the impact are not estimable at this time. The Year 2000 may affect our internal systems, however we believe the effect will be minimal as we have purchased the majority of our hardware systems within the last year and a half. We anticipate no further costs associated with Year 2000 compliance. We have assessed the readiness of our systems for Y2K. Our equipment is new; our server is on a UNIX box; and based upon representations of our the third party software suppliers, the software we use is Y2K compliant. However, there can be no guarantee that the systems of other companies on which our operations rely will be timely converted and will not have an adverse effect on our operations. Any Year 2000 compliance problems affecting us could have a material adverse effect on our business, results of operations and financial condition. In the event of a Y2K problem, we will mirror our web site to another location. This will insure secondary coverage by a subsidiary server in the event the main server goes down.

Government Regulation and Legal Uncertainties

     There are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increased popularity and the use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability. Such legislation could also dampen the growth in use of the web, decrease the acceptance of the web as a communications and commercial medium, or require us to incur significant expense in complying with any new regulations. Other nations, including Germany, have taken actions to restrict the free flow of material considered to be objectionable on the web. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on international operations. In addition, several telecommunication carriers, including America's Carriers Telecommunications Association, are seeking to have telecommunications over the web regulated by the FCC in the same manner as other telecommunication services. In addition, because the growing popularity and use of the Internet have burdened the existing telecommunications infrastructure and many areas with high web use have begun to experience interruptions in phone service, certain local telephone carriers have petitioned governmental

                                       -6-
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bodies to regulate Internet service providers ("ISPs") and online service providers ("OSPs") in a manner similar to long distance telephone carriers and to impose access fees on ISPs and OSPs. If any of these petitions or the relief sought therein is granted, the costs of communicating on the Internet could increase substantially, potentially adversely affecting the growth in use of the Internet. Further, due to the global nature of the Internet, it is possible that, although transmissions relating to our solutions originate in the State of Florida, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse affect on our business, results of operations and financial condition. A number of proposals have been made at the federal, state, and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect opportunity to derive financial benefit from such activities. Also, Congress recently passed, and the President has signed into law, the Digital Millennium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third party web sites that include materials that infringe copyrights or rights of others. Congress also recently passed, and the President has signed into law, the Children's Online Protection Act and Children's Online Privacy Act, which will restrict the distribution of certain materials deemed harmful to children and to impose additional restrictions on the ability of online services to collect user information from minors. We do not believe this legislation will have any adverse affect on us. However, there can be no assurance that such legislation will not impose significant additional costs to our business or subject it to additional liabilities. In addition a number of other countries are considering additional regulation.

Environmental Impact

     The Company believes that none of its activities utilize any hazardous materials or result in the discharge of any pollutants into the environment. The Company believes it complies fully with all state and federal environmental laws and regulations.

Competition

     The market for clients, visitors and related products and services are intensely competitive and such competition is expected to continue to increase. There are no substantial barriers to entry in this market and we believe that our ability to compete depends upon many factors within and beyond its control, including the timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors, customer service and support, sales and marketing efforts, and the ease of use, performance, price and reliability of the Company's solutions. We also compete with many Internet content providers and ISPs, including web directories, search engines, shareware archives, content sites, commercial online services and sites maintained by Internet service providers, as well as thousands of Internet sites operated by individuals and government and educational institutions. These companies have longer operating histories, longer customer relationships, and substantially greater financial, management, technical development, sales, marketing, and other resources. Many nationally known companies and regional local companies across the country

                                       -7-

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are involved in Internet and Intranet applications, including the development and support of web sites and Internet applications, and the number of these companies is increasing. The companies that offer competitive products or services, include, among others:

     -    web site service boutique firms;
     -    communications, telephone and telecommunication companies;
     -    computer hardware and software companies;
     -    established online service companies;
     -    advertising agencies;
     -    direct access Internet and Internet-services and access providers;
     -    specialized integrated marketing communications firms;
     - internal information technologies departments of prospective and current clients; and
     -    web site "yellow pages".

     We know of at least one directly competitive company - Medconsult.com, which specializes in the location of medical professionals.

     We believe that our principal methods of competition in attracting clients include the volume of traffic on our web site, brand recognition, customer service, the demographics of our clients and viewers, our ability to offer our clients targeted audiences, and the overall cost-effectiveness of the products and services we offer. We believe that the principal competitive factors in attracting search engines to a customer's web site include our design, title, meta tags descriptions and key words. We also offer marketing support to our clients in assisting the client in obtaining exclusivity in its market area. Finally, by directing prospective consumers to an exclusive image site, we will give our clients a limited ability to block competition in their specialized area.

     We believe that the number of Internet companies relying on revenues from their web site will increase substantially in the future. In turn, we will likely face increased competition, resulting in increased pricing pressures on our web site design rates which could in turn have a material, adverse effect on our business, results of operations and financial condition.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
        OPERATION

     We are an internet marketing services company specializing in the design, creation and marketing of advertising sites for service oriented companies and service professionals (our clients) and cost-effective Internet products and custom software. We strive to provide our clients, with interactive Internet image sites along with marketing services. In addition, we provide a subscription service to clients for the servicing and publication of their image sites in strategic zip code locations. This assists clients in enhancing their Internet presence and advertising their services. We began to achieve limited revenues from operations in June, 1999.

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     In January, 1999, bridge loans necessary for the expenses of this Offering, and for other immediate working capital needs in the approximate sum of $39,000, were advanced by five (5) lenders ("Lenders"). The Lenders received convertible notes which required the loans be repaid within twelve (12) months or, at the option of the Lenders, be converted into the Company's common shares at the rate of $.10 per share for a maximum 390,000 shares. These loans were converted on April 2, 1999. Capital of $190,000 was raised pursuant to a private placement of our securities in April, 1999. Finally, certain of the Company's B Warrants were also purchased, resulting in an additional $8,500 paid to the Company.

     In April, 1999, the Company entered into a one (1) year employment agreement with its Chief Financial Officer, in which the Company agreed to pay compensation in the form of 60,000 shares of the Company's common stock at the rate of 5,000 shares per month. The shares have been issued and are being held in escrow by the Company, subject to the monthly disbursements. The expense will be accounted for on the financial statement as consultation fees. At May 31, 1999, ten thousand (10,000) shares were disbursed to the Chief Financial Officer, and compensation of $10,000 for services have been recorded in the financial statements as consultation fees at F12.

     Our plan to achieve profitability anticipates the establishment of a marketing operation in the following markets by the end of the 1999 fiscal year.-

     *Florida: West Palm Beach, Ft. Lauderdale, Orlando, Jacksonville, Tampa,
        Gainesville
     *North Carolina: Charlotte, Raleigh
     *Pennsylvania: Pittsburgh, Philadelphia
     *Ohio: Columbus
     *Tennessee: Memphis, Nashville
     *Illinois: Chicago
     *Michigan: Detroit
     *Texas:  Austin, Dallas, Houston
     *Massachusetts: Boston
     *New York: Long Island

     We intend to have Area Directors with sales persons in each market area. The primary source of revenue will be derived from the sales of image sites. Income is also anticipated from on-line product sales. Once our presence is established in a number of market areas, we intend to offer the advertising of unaffiliated web sites.

     There can be no assurance that this goal will be timely achieved, if at all. Currently, we have established our marketing in the West Palm Beach area, and expect to be up and running in Charlotte and Gainesville by the end of June, 1999. It is anticipated that the Company's capital along with revenues generated from the sale of subscriptions to local businesses in these markets, will be sufficient to satisfy overhead demands plus yield a small profit. If this plan is successful, we expect to file an initial public offering sometime during the year 2000, the funds from which will be employed to expand our markets, increase marketing and take advantage of improving technology. There can, however, be no assurance when the Company will be profitable, if at all.

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     The Company's current cash condition (assuming no additional revenues) will expire in approximately three months. In the short term (approximately twelve months), the Company anticipates its capital requirements to be approximately $300,000, including $50,000 for further development of the Company's web site and for advertising our sales program, i.e., the marketing network. In the long term, the Company will need substantial funding (sourced from the IPO financing)-estimated to be between $2,000,000 and $5,000,000-to establish its marketing networks. This will enable the Company to offer its sales program to businesses when we have an established presence. Based upon available funding, the first priority is the further development of the Company's web site. Second, is the establishment of the marketing networks; and third is the advertising of the sales programs.

     Currently, the Company's product research and development will be devoted to the continued upgrading of information on its web site; enhancing the design of the web site to maximize visitor interest; and making it visitor friendly. The Company will also design more links to client image sites in addition to the current "zip code" method. The Company does not expect to purchase or sell any plant or significant equipment nor does it expect any immediate change in the number of its employees. As the Company opens new market areas, however, additional commissioned marketing personnel will be engaged.

     The development of Internet products and services is in constant flux. We are constantly reviewing our services. For example, we continuously revamp our web-site in order to improve its marketability, accessibility to visitors and speed of operation. On the technical side of our business, it is imperative that we maintain a vigil on all new developments which may affect our operations.

     One of our largest capital expenditures involves the purchase of state of the art computer equipment. Enhancements and replacements of equipment is necessary if we are to maintain a competitive force in this sector of the Internet market. While we have no current plans to make significant equipment in the near future, the changing technology may require unanticipated purchases.

     As we explore and expand into new markets, it will be necessary for us to increase our sales force and operations staff. Currently, there are three (3) employees involved in sales. This will increase by seven (7) employees by the time we establish the twenty-one targeted markets.

     Inflation has not had a material effect upon our operations to date. In the event the rate of inflation should accelerate in the future, it is expected that costs in connection with the provision by the Company of its services and products will increase, and, to the extent such increased costs are not offset by increased revenues, the operations of the Company may be adversely affected.

     The Year 2000 problem concerns the inability of certain computer systems to appropriately recognize the Year 2000 when the last two digits of the year are entered in the date field. The Company's date critical functions related to the Year 2000 and beyond, such as sales, purchasing, inventory control, merchandise, planning and replenishment, facilities, and financial systems, may be adversely affected unless these computer systems are or become Year 2000 compliant. Moreover, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware, and hardware may lead to lawsuits against the Company. The outcomes of any such lawsuits and the impact on the Company are not estimable at this time. The Year 2000 may affect the Company's internal systems, however management believes the effect will be minimal as the Company purchased the majority of its hardware systems within the last year and a half. Management does not believes it will incur additional out of pocket costs associated with Year 2000 . The Company has assessed the readiness of its systems and those of its licensees for handling the Year 2000 and finds them to be compliant. However, there can be no guarantee that the systems of other companies on which the Company's operations rely will be timely converted and will not have an adverse effect on the Company's operations. Any Year 2000 compliance problems of the Company could have a material adverse affect on the Company's business, results of operations and financial condition.

     The Company's Year 2000 compliance is partially dependent upon key third parties also being Year 2000 compliant on a timely basis. The Company could be adversely affected by the Year 2000 problem if computer systems of third parties such as banks, suppliers and others with whom the Company does business fail to address the Year 2000 problem successfully. For example, the Company may be adversely affected by, among other things, warranty and other claims made by the Company's suppliers related to product failures caused by the Year 2000 problem, the disruption or inaccuracy of data provided to the Company by non - Year 2000 compliant third parties, and the failure of the Company's service providers to become Year 2000 compliant.

     The Company's management believes that the purchasing patterns of customers and prospective customers might be affected by Year 2000 issues. Many companies may need to modify or upgrade their information systems to address the Year 2000 problem. The effects of this issue and of the efforts by other companies to address it are unclear. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures might result in reduced funds available to purchase services and products such as those that the Company offers.

     The Company has no reason to believe that its exposure to the risks of lack of supplier and customer Year 2000 readiness is any greater than the exposure to such risks that affect its competitors generally. However, if a significant number of the Company's key suppliers and customers experience business disruptions as a result of their lack of Year 2000 readiness, their problems could have a material adverse effect on the financial position and operations of the Company. In addition, if all Year 2000 issues within the Company's business are not properly identified, there can be no assurance that the Year 2000 issue will not have a material adverse effect on the Company's results of operations or financial position.

     The Company is not exposed to material risk based on interest rate fluctuation, exchange rate fluctuation, or commodity price fluctuation.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company currently maintains its executive and administrative offices at 224 Datura Street, Suite 402, West Palm Beach, Florida 33401. The premises are leased from a non-affiliated party. It consists of approximately six hundred
(600) square feet under a one (1) year lease ending October 31, 1999 at an annual rental of $4,134 with no right of renewal. The Company also leases approximately 2,400 square feet on a month to month basis from a non-affiliate at 324 Datura Way for $1,800 per month. These premises are used for its marketing activities. In the event these locations are not renewed, the Company does not expect difficulty in relocating to suitable space. The Company believes that these facilities are adequate for its current needs and anticipated future needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT

     The following table sets forth information, as of May 3, 1999, with respect to the number of shares of Common Stock (the only class of stock issued by the Company) beneficially owned by individual directors, by all directors and officers of the Company as a group, and by persons known to own more than 5% of the Company's Common Stock. The Company has no other class of voting stock outstanding.


NAME AND ADDRESS                    AMOUNT AND NATURE
OF BENEFICIAL OWNER                 OF BENEFICIAL OWNER                         PERCENTAGE  OF CLASS
-------------------                 -------------------                         --------------------
(All security holders)              Shares prior to  Shares after               Prior to         After
                                    exercise of      exercise of                exercise of      exercise of
                                    Warrants         Warrants                   Warrants         Warrants(3)
                                    ---------------  ------------               -----------      -----------
Derek Dunn and Millie Dunn(4)
6252 Moneile Dr.
Austin, TX 78729                    500,000                                     11.34

Julien S. Ferretti (1)
8994 Wendy Lane
West Palm Beach, FL 33411            30,000          280,000                      .68            5.14

Jennifer Dunn(4)
1111 New Parkview Place
West Palm, Beach, FL                350,000                                      7.94

Christopher Dunn(4)
113 Cortes Ave.
Royal Palm Beach, FL                350,000                                      7.94

Jeanette Dunn(4)
1111 New Parkview Place
West Palm Beach, FL                 1,100,000                                   24.94

Kevin Dunn(4)
1111 New Parkview Place
West Palm, Beach, FL                350,000                                      7.94


NAME AND ADDRESS                    AMOUNT AND NATURE
OF BENEFICIAL OWNER                 OF BENEFICIAL OWNER                         PERCENTAGE  OF CLASS
-------------------                 -------------------                         --------------------
(All security holders)              Shares prior to  Shares after               Prior to         After
                                    exercise of      exercise of                exercise of      exercise of
                                    Warrants         Warrants                   Warrants         Warrants(3)
                                    ---------------  ------------               -----------      -----------
Lynn Dunn, Jr.(4)
196 McGregor Drive
McMurray, PA                        350,000                                      7.94

Fidelity MFG Inc.(1)
8994 Wendy Lane
West Palm Beach, FL                 400,000                                      9.07

Regal Advisors Inc.(2)
PO Box 3174
Tortola, British Virgin Isds.       300,000           450,000                    6.8             8.26

STJ Trust c/o Selma Dresner, Tee.(2)
PO Box 15515
West Palm Beach, FL                 150,000                                      3.4

U.S. Realty Group, Inc.(2)
PO Box 15515
West Palm Beach, FL                 220,000                                      4.99

EZ Mortgage Finance(2)
PO Box 15515
West Palm Beach, FL                                  250,000                                      5.67

-------------------------------

(1) Fidelity MFG, Inc. is controlled and its securities are beneficially owned by Julian Ferretti.

(2) STJ Trust, U.S. Realty Group, Inc. and EZ Mortgage Finance, Inc. are under the common control of Edward Muller. STJ Trust and U.S. Realty are owned by members of Mr. Muller's family. EZ Mortgage is 80% owned by U. S. Realty Group, Inc.

(3) The Warrants may not be exercised until July 23, 2000, and shall expire on or before the close of business two years thereafter, July 23, 2002 , unless extended.

(4) Jennifer, Christopher, Kevin and Lynn Dunn Jr. are siblings to Derek Dunn, the Company's president. Millie Dunn is Derek's wife. Jeanette Dunn is their mother.




NAME AND ADDRESS                    AMOUNT AND NATURE
OF BENEFICIAL OWNER                 OF BENEFICIAL OWNER                         PERCENTAGE  OF CLASS
-------------------                 -------------------                         --------------------
(Management)                        Shares prior to  Shares after               Prior to         After
                                    exercise of      exercise of                exercise of      exercise of
                                    Warrants         Warrants                   Warrants         Warrants(2)
                                    ---------------  ------------               -----------      -----------
Derek Dunn(3)
6252 Moneile Dr.
Austin, TX 78729                    500,000                                      11.34

Julien S. Ferretti (1)
8994 Wendy Lane
West Palm Beach, FL 33411           430,000          680,000                      9.75           12.48


NAME AND ADDRESS                    AMOUNT AND NATURE
OF BENEFICIAL OWNER                 OF BENEFICIAL OWNER                         PERCENTAGE  OF CLASS
-------------------                 -------------------                         --------------------
(Management)                        Shares prior to  Shares after               Prior to         After
                                    exercise of      exercise of                exercise of      exercise of
                                    Warrants         Warrants                   Warrants         Warrants(2)
                                    ---------------  ------------               -----------      -----------
Jennifer Dunn(3)
1111 New Parkview Place
West Palm Beach, FL                 350,000                                        7.94

All Officers &Directors
as a Group
(six persons)                       1,330,000 (4)(5)                              30.16

----------------------------------------
(1) Includes 400,000 shares owned by Mr. Ferretti's corporation, Fidelity MFG, Inc.

(2) The Warrants may not be exercised until July 23, 2000, and shall expire on or before the close of business two years thereafter, July 23, 2002 , unless extended.

(3) Derek and Jennifer Dunn, Jr. are siblings.

(4) Includes 60,000 shares payable at 5000 shares per month to Arvind B. Ajinkya, the CFO.

(5) Does not include 1,100,000 shares issued to Jeanette Dunn, the wife of Lynn Dunn, for which the latter disclaims beneficial ownership.

     The Company is not aware of any arrangement which might result in a change in control in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
        PERSONS

     The following sets forth certain information with respect to directors and executive officers of the Company with the year in which each director's term expires in parentheses.

                                      Position with
     Name                Age           the Company                      Term
-------------            ---        -------------------               ---------
Derek G. Dunn            32         President, Director               1999-2000

Julian S. Ferretti       53         Chairman                          1999-2000

James E. Devey           29         Vice-President                    1999-2000

Jennifer Dunn            28         Secretary                         1999-2000

Lynn Dunn                61         Vice-President-Operations,        1999-2000
                                    Director

Arvind B. Ajinkya        54         Treasurer, CFO                    1999-2000


     Derek G. Dunn has been the President of the Company since its incorporation in 1998. Mr. Dunn has been a software engineer and programmer for the past twelve years. He has performed computer related tasks with prior employers since 1986. From 1986 to 1994 Mr. Dunn was employed as systems administrator with Freedom Travel in West Palm Beach, Florida. From 1994 to 1996, he was an IBM software consultant and technical lead to Keane Inc. in Boca Raton, Florida. In this capacity he provided on-line technical support for IBM corporate and domestic accounts and supervised co-workers in solving installation issues. Mr. Dunn was a systems analyst for AmSouth Hoover AL/CDI Inc. in Atlanta from 1997 to April 1998. Mr. Dunn was a software engineer and programmer for Healthway Interactive in Austin, Texas from April 1998 to 1999. Mr. Dunn resigned from Healthway Interactive on May 1, 1999 and is employed with the Company on a full-time basis. Mr. Dunn will be responsible for the overall operations of the Company.

     Julian S. Ferretti is the Company's Board Chairman. Since 1989 to the present he has been the president of Fidelity Manufacturing Co., a wholesale food broker. In addition to being Board Chairman, Mr. Feretti will be involved with corporate acquisitions.

     James E. Devey is Vice-President of the Company and will be in charge of sales. Prior to joining the Company, Mr. Devey was employed as a commodity salesman for Infinity Trading Group, from January 1998 to April 1998 . From 1996 to 1998 he was in the restaurant business as an owner/operator and managed a restaurant from September 1995 to December 1995. From January 1991 to December 1994 Mr. Devey attended Palm Beach Community College.

     Jennifer A. Dunn has been the Company's Secretary since 1998. She is the sister of the Company's president, Derek Dunn. Prior to joining the Company, Ms. Dunn was employed by Freedom Travel from 1987 to 1990 as its office manager where she also created graphic designs for promotional work. From 1990 to 1992 she was employed by Sign-A-Rama as manager. From 1992 to 1994 Ms. Dunn was employed as a secretary by Spector Marketing, from 1994 to 1996 she was a secretary with the Simmons Veterinary Clinic and from 1996 to 1998, once again, with Sign-A-Rama. Ms. Dunn was educated at South College in West Palm Beach, Florida but did not receive a degree. In 1992 and 1990 she attended the ITT Institute and System One, respectively, for computer studies. Ms. Dunn will be responsible for maintaining corporate records and minutes at Board of Director meetings.

     Lynn Dunn is the father of Derek and Jennifer Dunn. Mr. Dunn is a Vice-President in charge of the Company's operations. For the past 28 years he has been involved with businesses involving new technologies and marketing concepts. From 1990 to 1998 he has acted as an independent marketing consultant. In 1986, Mr. Dunn founded Freedom Travel Network, which established the first full-service computer linked travel network, and was involved in the management of the company until 1990. From 1978 to 1985, Mr. Dunn was president of Cordaq Marketing Group, a company which managed trade shows for U.S. owned technology companies in Taiwan, pursuant to a U.S government contract.

     Arvind B. Ajinkya is the Company's Treasurer and Chief Financial Officer. From 1986 to the present, Mr. Ajinkya owned and operated A.J.'s International Inc., a public accounting firm. Between 1981 and 1986 he was a vice-president with Fidelity Federal Savings of Florida and acted in the position of internal auditor. In 1964 he graduated from Bombay University in India with a Bachelor of Commerce degree. He was licensed as a Chartered Accountant in 1964 by the Institute of Chartered Accountants of India, and holds other professional certificates as well.

     Directors serve for a term of one year or until their successors are elected and qualified.

     Executive officers are appointed by and serve at the will of the Board of Directors. As described above, there are family relationships among the directors and executive officers of the Company.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation paid by the company to the Chief Executive Officer and the most highly compensated Executive Officers and key employees, whose total remuneration exceeded $100,000 for services rendered in all capacities to the company during the last three completed fiscal years.

                                                  Regulation S-B

                                            Summary Compensation Table

                                                                                       Long Term Compensation
                                                                           --------------------------------------------------------
                  Annual Compensation                                              Awards                        Payouts
                  -------------------                                      ------------------------      --------------------------
a)                  b)         c)              d)              e)            f)              g)            h)                i)
                                                             Other         Restricted    Securities                         All
Name &                                                       Annual        Stock         Underlying                        Other
Principal                                   Bonus($)         Compen-       Award(s)      Options/          LTIP        Compensation
Position          Year      Salary($)       (In ,000s)       ation.($)        ($)          SARs(#)       Payouts($)         ($)
--------          ----      ---------    ------------------  ---------     ----------    ----------      ----------    ------------
Derek Dunn        1999       30,000      5% of 1,000            N/A            N/A           N/A            N/A              N/A
Pres./Director                           4% of 1,001-2,000
                                         3% of 2,001-3,000
                                         2% of 3,001-4,000
                                         1% over 4,000

Lynn Dunn
VPres./Director   1999       30,000      5% of 1,000            N/A            N/A           N/A            N/A              N/A
                                         4% of 1,001-2,000
                                         3% of 2,001-3,000
                                         2% of 3,001-4,000
                                         1% over 4,000

Jennifer Dunn     1999          0               0               N/A            N/A           N/A            N/A              N/A
Secretary

Arvind B. Ajinkya 1999         (1)              0               N/A            N/A           N/A            N/A              N/A
Treasurer/CFO

-----------------------------

(1) compensation under April 14, 1999 written employment agreement to be 5000 shares of restricted common stock per month for one year


There are no employment agreements with any other executive officer or employee.

Director Compensation

     Directors currently receive no cash compensation for their services in that capacity. Reasonable out of pocket expenses may be reimbursed to directors in connection with attendance at meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In January, 1999, bridge loans of $39,000 were obtained from five (5) non-affiliated lenders ("Lenders") which were used for the expenses relating to our private placement, and for other immediate working capital needs. The Lenders received convertible notes which required the loans be repaid within twelve (12) months or, at the option of the Lenders, be converted into the Company's common shares at the rate of $.10 per share for a maximum 390,000 shares. These notes were converted in April 1999.

     In January 1999, we engaged U.S. Realty Group, Inc. as a consultant regarding the management and operations of the Company, future financings, and for potential acquisitions. The consultant is to devote up to one day per month at the request of the Company for advice and assistance. In exchange for the consultant's services we have granted the consultant options to purchase four hundred thousand (400,000) shares of our common stock at a price of $.01 per share An identical consulting agreement was entered with Fidelity MFG, Inc. for 400,000 options. Fidelity MFG, Inc. is wholly-owned by Julien Ferretti, the Company's board chairman. Mr. Ferretti received an additional 30,000 options also exercisable at $.01 per share, upon joining the Company. These 830,000 options were exercised in April, 1999.

     In addition, the Company has agreed to pay these consultant(s) additional compensation, if by virtue of consultant's introduction, the Company consummates a financing transaction. Consultant(s) shall be entitled to a finder's fee of 3% on the first $1,000,000, 2% of the next $1,000,000 and 1% of the next $1,000,000.

     On April 5, 1999, the Company issued B Warrants in the following amounts at $0.01 per warrant to consultants and to others for services rendered to the
Company:

              David Brandes                                 200,000
              E-Z Mortgage Finance Co.                      300,000(1)
              Julian Ferretti                               250,000
              Doug Meyers                                    50,000
              Sherri Simpson                                 50,000

------------------------------------------------
(1)E-Z Mortgage is 80% owned by U.S. Realty Group, Inc.

     The Company has issued a total of 1,040,000 warrants and B warrants.. The options and warrants (and their underlying shares) were valued at $0.01 per share at the time of issuance. The total consultation fees expensed were $12,093.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue six million (6,000,000) shares of Common Stock, $.01 par value per share of which 4,410,000 are outstanding as of May 3, 1999. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. Thus, except as is otherwise required by law, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, and approve any matter required to be voted on by the shareholders. The Common Stock is not redeemable and has no conversion or preemptive rights. There are no sinking fund provisions. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance. Common stockholders are entitled to receive dividends, as and when declared by the Board of Directors from funds legally available therefrom. The Company has paid no cash or other dividends on its Common Stock to date. The common shareholders are entitled to receive the Company's assets remaining after payment of liabilities, proportionate to their pro rata ownership of the outstanding Common Stock. All common shares now outstanding are, and the shares to be outstanding following completion of this Offering, will be fully paid and non-assessable.

     We have issued Warrants to investors in our private placement, and B Warrants to certain consultants and others in exchange for services. The warrants are redeemable by the Company, on 30 days written notice at a price of $.0001 per Warrant, beginning one year from the Extended Termination Date of this Offering, i.e., July 23, 1999, subject to prior exercise, should the common stock trade at a closing bid price of at least $3.00 per share for twenty (20) consecutive trading days. The notice of redemption may not be given prior to July 23, 2000. In the event that the Company gives notice of redemption of the Warrants, the holder would be forced to either exercise his Warrants or accept the redemption price. The Warrants may not be exercised for one (1) year from July 23, 2000, and shall expire on or before the close of business two (2) years thereafter, July 23, 2002 , unless extended. The Company may also offer up to one million (1,000,000) B Warrants to consultant(s), service providers and/or registered broker-dealers at a per warrant price of $.01. The B Warrants are exercisable and redeemable under the same terms as the Warrants.

     The warrants will be issued in registered form. The warrants do not confer upon the holders any voting, preemptive or other rights as shareholders of the Company.

     The exercise price of the warrants and the number and kind of shares of Common Stock to be obtained upon exercise of the warrants are subject to adjustment under certain circumstances, including stock-splits, stock dividends, any subdivision, combination or recapitalization of the Company's common stock, or the sale of all or substantially all of the Company's assets or the merger or consolidation of the Company with or into another corporation in which the Company is not the surviving Company.

     No fractional shares will be issued upon the exercise of the warrants. If, however, a Warrant Holder exercised all of such holder's warrants, the Company will pay to such Warrant Holder an amount in cash based upon the then fair value of the fractional interest of the Company's common stock as determined by the Company in lieu of issuing any fractional shares.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no public market for our common shares. The Company has twenty-six
(26) total common shareholders. Holders of Common Stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefor. The Company has never paid cash dividends on its Common Stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the Company's businesses. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial condition of the Company and its subsidiaries and such other factors that the Board of Directors of the Company may deem relevant.

ITEM 2. LEGAL PROCEEDINGS

     There are no legal proceedings presently pending or threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes or disagreements with accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     At the time of the Company's formation in October 1998, we issued 3,000,000 shares of common stock to Derek Dunn in exchange for $30,700 and services rendered. This transaction was in reliance on Section 4(2) of the Securities Act of 1933 as it did not involve a public offering.


     In January 1999, $39,000 of bridge loans were advanced by five (5) lenders ("Lenders"). The Lenders received convertible notes which required the loans be repaid within twelve (12) months or, at the option of the Lenders, be converted into the Company's common shares at the rate of $.10 per share for a maximum 390,000 shares. On April 2, 1999, the Lenders exercised their conversion rights. This transaction was in reliance on Regulation D, Rule 504.

     In January 1999, we engaged U.S. Realty Group, Inc. as a consultant regarding the management and operations of the Company, as well as future financings, and acquisitions. The consultant is to devote up to one day per month at the request of the Company for advice and assistance. In exchange for the consultant's services, we have granted the consultant options to purchase four hundred thousand (400,000) shares of our common stock at a price of $.01 per share. These options were exercised on March 31, 1999. An identical consulting agreement was entered with Fidelity MFG, Inc. for 400,000 options. Fidelity MFG is solely owned by Julien Ferretti, the Company's board chairman. We also issued Mr. Ferretti an additional 30,000 options exercisable at $.01 per share, upon joining the Company. These options were exercised on April 2, 1999. These transactions were in reliance on Regulation D, Rule 504.

     On March 25, 1999, we commenced a private placement of 300,000 Units, Each Unit consists of one (1) share of common stock, $.01 par value, and one (1) redeemable Warrant, which when exercised entitles the holder to one (1) share of common stock at an exercise price of one ($1.00) dollar, subject to adjustment under certain circumstances. The Warrants are redeemable by the Company at any time after one year from July 23, 2000, on thirty (30) days written notice (which notice may not be given prior to the one year period) at a price of $.0001 per Warrant, subject to prior exercise, should the common stock trade at a closing bid price of at least three ($3.00) dollars per share for twenty (20) consecutive trading days. The Warrants may not be exercised for one (1) year from July 23, 2000, and shall expire on or before the close of business two (2) years thereafter, July 23, 2002, unless extended. To date we have sold 190,000 Units resulting in net proceeds to the Company of $190,000. This private placement was in reliance on Regulation D, Rule 504.

     On April 5, 1999, the Company issued B Warrants in the following amounts at $0.01 per warrant and for services rendered to the Company, in reliance on Regulation D, Rule 504:

              David Brandes                               200,000
              E-Z Mortgage Finance Co.                    300,000
              Julian Ferretti                             250,000
              Doug Meyers                                  50,000
              Sherri Simpson                               50,000

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of the Company allow for the indemnification of directors and officers to the fullest extent permitted by Florida law. Under a provision in the Articles of Incorporation, the Company will indemnify and pay the expenses of any person who is or was made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request or with the prior approval of the Company as a director or officer of another corporation, against any liability asserted against such person and incurred by such person in any capacity arising out of that person's status as such.

     Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

  Exhibit
  Number     Description
  ======     =========
  2-a        Articles of Incorporation
  2-b        Articles of Amendment to Articles of Incorporation
  2-c        By-laws
  6-a        Employment Agreement between Netgen 2000 and Arvind Ajinkya
  6-b        Financial Consulting Agreement between
             Netgen 2000 and US Realty Group
  6-c        Financial Consulting Agreement between Netgen 2000 and Fidelity MFG

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NETGEN 2000, INC.
                                                     a Florida corporation



Date: August 10, 1999                             By: /s/ Derek G. Dunn
                                                     -----------------
                                                     Derek G. Dunn, President
                                                     Chief Executive Officer

                                    PART F/S

FINANCIAL STATEMENTS


The following financial statements are filed as part of this registration statement on Form 10-SB/Amendment No. 3.


Index to Financial Statements:

     Table of Contents.....................................................  F2

     Independent Auditors Report for the period
     October 22, 1998 (inception) to December 31, 1998.....................  F3

     Balance Sheet as of December 31, 1998.................................  F4

     Statement of Operations for the period
     October 22, 1998 (inception) to December 31, 1998.....................  F5

     Statement of Stockholders' Equity for the period
     October 22, 1998 (inception) to December 31, 1998.....................  F6

     Statement of Cash Flows for the period
     October 22, 1998 (inception) to December 31, 1998.....................  F7

     Notes to Financial Statements, December 31, 1998......................  F8

     Table of Contents to Unaudited Financial Statements
     For the period January 1, 1999 to May 31, 1999........................ F10

     Balance Sheet as of May 31, 1999...................................... F11

     Statement of Operations for the period
     January 1, 1999 to May 31, 1999....................................... F13

     Statement of Stockholders' Equity for the period
     January 1, 1999 to May 31, 1999....................................... F14

     Statement of Cash Flows for the period
     January 1, 1999 to May 31, 1999 ...................................... F15

     Notes to Financial Statements May 31, 1999 ........................... F16


                                       F1

                                NETGEN 2000, INC.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----

INDEPENDENT AUDITOR'S REPORT                                       F3

BALANCE SHEET                                                      F4

STATEMENT OF INCOME                                                F5

STATEMENT OF STOCKHOLDERS' EQUITY                                  F6

STATEMENT OF CASH FLOWS                                            F7

NOTES TO FINANCIAL STATEMENTS                                      F8


                                       F2

                              Mark Escoffery, P.A.
                           Certified Public Accountant

4241-A Northlake Boulevard                                    Tel (561) 627-1404
Palm Beach Gardens, FL 33410                                  Fax (561) 627-3844

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Netgen 2000, Inc.
224 Datura Street, Suite 402
West Palm Beach, FL 33401

I have audited the accompanying Balance Sheet of Netgen 2000, Inc. (a Development Stage Company) as of December 31, 1998 and related Statements of Income, Stockholders' Equity and Cash Flows for the period October 22, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards, those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netgen 2000, Inc. (a Development Stage Company) as of December 31, 1998, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

/s/ Mark Escoffery, P.A.
Palm Beach Gardens Florida
July 27, 1999

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                                       F3

                                NETGEN 2000, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                DECEMBER 31, 1998

ASSETS
------

         Cash                                                    $ -

         Property & Equipment                                      3,500

         TOTAL ASSETS                                            $ 3,500
                                                                 ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

         Liabilities                                             $ -


STOCKHOLDERS' EQUITY:

         Common Stock, $.01 par value
         6,000,000 shares authorized
         3,000,000 shares issued and
         outstanding                                              30,000

         Additional Paid-In Capital                                  700

         Retained Deficit                                        [27,200]

         Total Stockholders' Equity                                3,500


         TOTAL LIABILITIES AND STOCKHOLDERS'
                  EQUITY                                         $ 3,500
                                                                 =======


                        See Notes to Financial Statements


                                       F4

                                NETGEN 2000, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                 FOR THE PERIOD
                OCTOBER 22, 1998 (INCEPTION) TO DECEMBER 31, 1998


         TOTAL REVENUE                                            $ -

EXPENSES:

         Start Up Costs                                             27,200

         TOTAL EXPENSES                                             27,200

                  NET LOSS                                        $(27,200)
                                                                  =========



         Net Loss per share                                       $    .01
         Average shares outstanding                              3,000,000




                        See Notes to Financial Statements

                                       F5

                                NETGEN 2000, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                                 FOR THE PERIOD
                OCTOBER 22, 1998 (INCEPTION) TO DECEMBER 31, 1998



                                                           ADDITIONAL
                           COMMON           STOCK          PAID-IN              EARNINGS
                           SHARES           AMOUNT         CAPITAL              (DEFICIT)       TOTAL
                           ------           ------         -------              ---------       -----
Beginning
Balance                       -             $ -               $ -               $ -             $  -

Issuance of
Common Stock               3,000,000         30,000            700                -               30,700

Net (Loss)                    -               -                 -                (27,200)        (27,200)
                           ---------        -------           ------            --------        ---------

Balance at
End of Year                3,000,000        $30,000           $700              $(27,200)       $ (3,500)
                           =========        =======           ======            ========       ==========



                        See Notes to Financial Statements

                                       F6

                                NETGEN 2000, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                 FOR THE PERIOD
                OCTOBER 22, 1998 (INCEPTION) TO DECEMBER 31, 1998


CASH FLOW FROM OPERATING ACTIVITIES:

                  Net Loss                                         $(27,200)

NET CASH U8ED FOR OPERATING ACTIVITIES                              (27,200)
                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

                  Purchase of Property & Equipment                  ( 3,500)
                                                                   ---------

NET CASH USED BY INVESTING ACTIVITIES                               ( 3,500)

CASH FLOWS FROM FINANCING ACTIVITIES:

         Equity Contributions and net
         cash Provided by Financing
         Activities                                                  30,700

NET INCREASE IN CASH                                                   -

CASH AT OCTOBER 22, 1998                                               -

CASH AT DECEMBER 31, 1998                                          $   -
                                                                   ========


                        See Notes to Financial Statements


                                       F7

                                NETGEN 2000, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Operations

         Netgen 2000, Inc. ("the Company") was incorporated in the State of Florida on October 22, 1998. The Company specializes in designing, creating and marketing cost effective internet web and image sites, products and custom software.

NOTE B - DEVELOPMENT STAGE OPERATIONS

         From the inception of the Company on October 22, 1998 to December 31, 1998 the operations of the Company were devoted primarily to developing a corporate web site, raising capital, obtaining financing, marketing and administrative functions.

         The Company was capitalized initially with a $30,700 investment from its Founder and Sole Stockholder at December 31, 1998.

NOTE C - PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost and at December 31, 1998 comprised of the following:

                  Computer Equipment                                   $3,500
                                                                       ======
NOTE D - START UP COSTS

         Start Up Costs consist of the following:

                  Organization Costs                                   $ 6,300

                  Software Design                                        8,200

                  Product Costs                                         12,700
                                                                       -------

                                                                        27,200
                                                                       =======
                                       F8

                                NETGEN 2000, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE D - START UP COSTS (Continued)

         In accordance with Statement of Position 98-5 Reporting on the Costs of 8tart-Up Activities effective for fiscal year after December 15, 1998 the start up costs have been expensed.

NOTE E - SUBSEQUENT EVENTS

         In January 1999 loans of $39,000 were obtained from five (5) non affiliated lenders and used for private placement and working capital purposes. The lenders received convertible notes which required the loans to be repaid within twelve (12) months or at the option of the lenders be converted into common stock at $0.10 per share. The lenders exercised their options and received 390,000 shares in April 1999.

         Between January and April 1999 the Company granted consultant options of 400,000 shares at an option price of $.01 per share to a management company in exchange for services to be rendered.

         In addition the Company entered into a consulting agreement with a company controlled by the Chairman of the Board of Directors. The agreement granted the Company options of 400,000 shares of common stock in exchange for consulting services. In addition the Chairman received an option to purchase 30,000 shares on joining the Company.The options were exercised in April 1999 at $0.01 per share.

         During 1999 the Company authorized a total of 2,000,000 Warrants and B Warrants at a par value of $0.01. At May 31, 1999 the Company had issued 1,040,000 Warrants and B Warrants which has increased Paid-In Capital by $10,400. These Warrants were issued to consultants for services to be rendered to the Company. The Warrants expire on July 23, 2002.

         In April 1999, the Company issued 60,000 shares to the Chief Financial Officer in exchange for services rendered under a one (1) year employment agreement.


         In March 1999, a private placement offering was done and $190,000 were raised by selling 190,000 units containing one (1) share of common stock. In March 1999, a private placement offering was done and $190,000 were raised by selling 190,000 units containing one (1) share of common stock,$.01 par value and one (1) redeemable warrant(A), which when exercised entitled the holder to one (1) share of common stock at an exercised price of $1.00 dollar, subject to adjustments under certain circumstances. The warrants are redeemable by the company at any time after one year from July 23, 2000, on thirty (30) days written notice (which notice may not be given prior to one year period) at a price of $.0001 per warrant, subject to prior exercise, should the common stock trade at a closing bid price of at least three ($3.00) dollars per share for twenty consecutive trading days. The warrants may not be exercised for one (1) year from July 23, 2000 and shall expire on or before the close of business two (2) years thereafter, July 23, 2002, unless extended. The company did not assign any value to these warrants in the financial statement. The Shares of stock and the warrants were immediately separable and the company did not assign any value to the warrants as they were sold as an incentive to purchase the unit for $1.00 per unit.


NOTE F - RELATED PARTY TRANSACTIONS

See Note E.


                                       F9

                                NETGEN 2000, INC.
                                   (Unaudited)
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                  MAY 31, 1999


                                                                           PAGE
                                                                           ----

INDEX...................................................................... F10


BALANCE SHEET.............................................................. F11


BALANCE SHEET.............................................................. F12

STATEMENT OF OPERATIONS.................................................... F13


STATEMENT OF STOCKHOLDERS' EQUITY.......................................... F14

STATEMENT OF CASH FLOWS.................................................... F15

NOTES TO FINANCIAL STATEMENTS.............................................. F16


                                       F10

                                NETGEN 2000, INC.
                                   (Unaudited)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  MAY 31, 1999


                                     ASSETS


CURRENT ASSETS
     Cash and Cash Equivalents............................. $109,030
                                                            --------
TOTAL CURRENT ASSETS.......................................            $109,030

FIXED ASSETS
     Computer Equipment.................................... $  7,980
     Furniture & Fixtures..................................      405
                                                            --------
     TOTAL FIXED ASSETS....................................            $  8,385

OTHER ASSETS
     Deposit............................................... $  2,000
                                                            --------
     TOTAL OTHER ASSETS....................................            $  2,000
                                                                       --------

TOTAL ASSETS...............................................            $119,415
                                                                       ========


                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                        PART OF THE FINANCIAL STATEMENTS



                                       F11

                                NETGEN 2000, INC.
                                   (Unaudited)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  MAY 31, 1999


                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
     TOTAL CURRENT LIABILITIES........................................ $    -0-

OTHER LIABILITIES
     TOTAL OTHER LIABILITIES.......................................... $    -0-


STOCKHOLDERS' EQUITY:

     Common Stock, $.01 par value
     6,000,000 shares authorized
     4,420,000 shares issued and
     outstanding ........................................... $ 44,200

     Additional Paid-In Capital.............................  244,200

     Retained Deficit....................................... [168,985]
                                                             ---------
     TOTAL STOCKHOLDERS' EQUITY....................................... $119,415
                                                                       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................ $119,415
                                                                       ========


                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                        PART OF THE FINANCIAL STATEMENTS



                                       F12

                                NETGEN 2000, INC.
                                   (Unaudited)
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS
                 FOR THE PERIOD JANUARY 01, 1999 TO MAY 31, 1999


REVENUES:
     Dividends............................................. $     54

     TOTAL REVENUES .......................................          $      54

EXPENSES:

     Office Supplies....................................... $ 1,965
     Graphic Design Exp. ..................................   6,858
     Website/Internet Service..............................  22,487
     Secretarial Services..................................   6,590
     Professional Fees ....................................  45,275
     Consultation Fees.....................................  22,093
     Rent..................................................   5,570
     Telephone.............................................   3,499
     Research/Production Exp. .............................   3,480
     Equipment Rental......................................     431
     Contract Labor........................................  15,675
     Telemarketing/Associate Prog. ........................   7,492
     Travel & Seminar......................................     364
     Dues .................................................      60
                                                            -------

     TOTAL EXPENSES........................................            141,839
                                                                     ---------

NET INCOME [LOSS]..........................................          $[141,785]
                                                                     ==========
Net Loss per share
         Basic                                                       $   .032
         Diluted                                                     $   .026
Average Shares Outstanding
         Basic                                                      4,420,000
         Diluted                                                    5,460,000





                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                        PART OF THE FINANCIAL STATEMENTS


                                       F13

                                NETGEN 2000, INC.
                                   (Unaudited)
                          (A Development Stage Company)


                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE PERIOD JANUARY 01, 1999 TO MAY 31, 1999


                                                        ADDITIONAL
                                 COMMON       STOCK       PAID-IN     EARNINGS
                                 SHARES       AMOUNT      CAPITAL     [DEFICIT]       TOTAL
                               ---------     -------    ----------    ---------      ---------
Beginning Balance...........   3,000,000     $30,000     $    700     $ [27,200]     $   3,500


Issuance of Common Stock....   1,420,000     $14,200     $233,100            --      $ 247,300

Issuance of Warrants........          --          --     $ 10,400            --      $  10,400

Net [Loss]..................          --          --           --     $[141,785]     $[141,785]
                              ----------     -------     --------     ---------      ---------

Balance at May 31, 1999.....   4,420,000     $44,200     $244,200     $[168,985]     $ 119,415
                               =========     =======     ========     = =======      =========

                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                        PART OF THE FINANCIAL STATEMENTS



                                       F14

                                NETGEN 2000, INC.
                                   (Unaudited)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                 FOR THE PERIOD JANUARY 01, 1999 TO MAY 31, 1999



CASH FLOWS FROM OPERATING ACTIVITIES:
     Net [Loss] and net cash used in
        Operating Activities ......................................  $[141,785]
                                                                     ----------

NET CASH USED BY OPERATING ACTIVITIES..............................  $[141,785]


CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
     Purchase of Property & Equipment..............................  $  [4,885]
     Amounts used for deposits ....................................     [2,000]
                                                                     ----------
NET CASH USED IN INVESTING ACTIVITIES..............................  $  [6,885]

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
     Issuance of Common Stock......................................  $ 247,300
     Issuance of Warrants .........................................     10,400
                                                                     ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES..........................  $ 257,700

NET INCREASE IN CASH ..............................................  $ 109,030

     Beginning Cash                                                  $   -0-
                                                                     ---------



ENDING CASH AT MAY 31, 1999 .......................................  $ 109,030
                                                                     =========


                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                        PART OF THE FINANCIAL STATEMENTS


                                       F15

                                NETGEN 2000, INC.
                                   (Unaudited)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                  MAY 31, 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Netgen 2000, Inc. ("the Company") was incorporated in the State of Florida on October 22, 1998. The Company specializes in designing, creating and marketing cost effective internet web and image sites, products and custom software.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE B - DEVELOPMENT STAGE OPERATIONS

From the inception of the Company on October 22, 1998 to May 31, 1999 the operations of the Company were devoted primarily to developing a corporate web site, raising capital, obtaining financing, marketing and administrative functions.


The Company was capitalized initially with a $30,700 investment from its Founder and Stockholder at December 31, 1998.


NOTE C - PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and at May 31, 1999 is comprised of the following:

           Computer Equipment ...................     $7,980
           Furniture & Fixtures..................        405
                                                      ------
                                                      $8,385
                                                      ======


                                       F16

NOTE D - STOCK OPTIONS AND WARRANTS

In January 1999 loans of $39,000 were obtained from five (5) non affiliated lenders and used for private placement and working capital purposes. The lenders received convertible notes which required the loans to be repaid within twelve
(12) months or at the option of the lenders be converted into common stock at $0.10 per share. The lenders exercised their options and received 390,000 shares in April 1999.


In January 1999 the Company granted consultant options of 400,000 shares at an option price of $0.01 per share to a management company in exchange for services to be rendered. The price of share was valued for $0.01 based on the fact that the company had no operations at the time and was a development stage company. The consultant has been providing services to the company since January 1999, per their agreement. Consulting fee expenses relating to these options and warrants are approximately $12,000 for the period to May 31, 1999.

In March 1999, a private placement offering was done and $190,000 were raised by selling 190,000 units containing one (1) share of common stock. In March 1999, a private placement offering was done and $190,000 were raised by selling 190,000 units containing one (1) share of common stock,$.01 par value and one (1) redeemable warrant(A), which when exercised entitled the holder to one (1) share of common stock at an exercised price of $1.00 dollar, subject to adjustments under certain circumstances. The warrants are redeemable by the company at any time after one year from July 23, 2000, on thirty (30) days written notice (which notice may not be given prior to one year period) at a price of $.0001 per warrant, subject to prior exercise, should the common stock trade at a closing bid price of at least three ($3.00) dollars per share for twenty consecutive trading days. The warrants may not be exercised for one (1) year from July 23, 2000 and shall expire on or before the close of business two (2) years thereafter, July 23, 2002, unless extended. The company did not assign any value to these warrants in the financial statement. The Shares of stock and the warrants were immediately separable and the company did not assign any value to the warrants as they were sold as an incentive to purchase the unit for $1.00 per unit.

During 1999 the Company authorized a total of 2,000,000 Warrants and B Warrants at a par value of $0.01. At May 31, 1999 the Company had issued 1,040,000 Warrants and B Warrants which has increased Paid-In Capital by $10,400. These Warrants were issued to consultants for services to be rendered to the Company. The Warrants expire on July 23, 2002.

In April 1999, the Company issued 60,000 shares to the Chief Financial Officer in exchange for services rendered under a one (1) year employment agreement. Five Thousand (5,000) shares are to be issued monthly for services. At May 31, 1999 10,000 shares have been issued to the Chief Financial Officer and compensation of $10,000 for these services, based on the market value of the shares at the time, have been recorded in the financial statements as consulting fees.


                                       F17

NOTE E - RELATED PARTY TRANSACTIONS


The Company entered into a consulting agreement with a company controlled by the Chairman of the Board of Directors. The agreement granted the Company options of 400,000 shares of common stock in exchange for consulting services. In addition the Chairman received an option to purchase 30,000 shares on joining the Company. The consulting expenses relating to the exercising of the options relating to the shares and the warrants have been accounted at the market value determined at the time of the contract at approximately $5,000 for the period to May 31, 1999.



                                       F18